SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                 ROOM PLUS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    776378101
                                 (CUSIP Number)


                                David A. Belford
                        2097 S. Hamilton Road, Suite 200
                                 COLUMBUS, OHIO
                                      43232
                                  614-755-2228
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of _____ Pages

                                  SCHEDULE 13D


-----------------------------------   ---------------------------------------
CUSIP No.                              Page   of   Pages
-----------------------------------   ---------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Belford

-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) /x/

                                                         (b) / /
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3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                   / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
-----------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER         2,000,000
-----------------------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
   BENEFICIALLY  ------------------------------------------------------------
   OWNED BY        9    SOLE DISPOSITIVE POWER   2,000,000
   EACH         -------------------------------------------------------------
   REPORTING      10    SHARED DISPOSITIVE POWER
   PERSON WITH
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,000,000
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              / /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   31.3%
-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------         --------------------------------
CUSIP NO.                                     Page  of  Pages
------------------------------------         --------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Nationwide Warehouse & Storage, Inc.

-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) /x/
                                                         (b) / /
-----------------------------------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                 / /
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Ohio
-----------------------------------------------------------------------------
   NUMBER OF       7       SOLE VOTING POWER
   SHARES        ------------------------------------------------------------
   BENEFICIALLY    8       SHARED VOTING POWER      See Response to Item 6
   OWNED BY      ------------------------------------------------------------
   EACH            9       SOLE DISPOSITIVE POWER
   REPORTING     ------------------------------------------------------------
   PERSON WITH    10       SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   See Response to Item 6
-----------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                          / /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-----------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO
-----------------------------------------------------------------------------

Item 1.   SECURITIES AND ISSUER.

          This statement relates to the common stock (the "Common Stock"), of Room Plus, Inc. (the "Company"), whose principal executive offices are located at 91 Michigan Avenue, Paterson, New Jersey 07053.

Item 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by David A. Belford and Nationwide Warehouse & Storage, Inc. (collectively, the "Reporting Persons"). David A. Belford is President of Nationwide Warehouse & Storage, Inc., a furniture retailer ("Nationwide"). The only other executive officer of Nationwide is Howard I. Belford, Vice President. Howard I. Belford and David A. Belford are the sole directors of Nationwide and are brothers. Messrs. David and Howard Belford are U.S. citizens and Nationwide is an Ohio Corporation. The business address of each of the foregoing is 2097 S. Hamilton Road, Suite 200, Columbus, Ohio 43232.

          Neither of the Reporting Persons nor any of the executive officers or directors of Nationwide has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          David Belford loaned to the Company the amount of $1.5 million, all of which was obtained from his personal funds.

Item 4.   PURPOSE OF TRANSACTION.

          The securities of the Company were acquired as part of David Belford's plan to acquire control of the Company. On July 31, 1998, pursuant to a Loan Agreement (the "Loan Agreement"), David Belford loaned to the Company the principal amount of $1,500,000, which is due and payable in 2 years, together with interest at the rate of 12% per annum. The loan is secured by substantially all the assets of the Company. In partial consideration of making the loan, David Belford received warrants to purchase 2 million shares of Common Stock of the Company at an exercise price of $2.00 per share. Concurrently therewith, Nationwide entered with a Conditional Agreement and Plan and Merger with the Company (the "Merger Agreement") pursuant to which Nationwide would be merged into a subsidiary of the Company. As the result of the merger, Nationwide would own approximately 90% of the outstanding stock of the Company. The merger is subject to several conditions, including approval by the stockholders and directors of Nationwide. Nationwide will have the right to terminate the Merger Agreement if such approval is not obtained within five business days after receipt by Nationwide of the audited financial statements of the Company for the year ending December 31, 1998. David Belford has been elected as Chairman of the Board of the Company.

          The Reporting Persons may from time to time acquire shares of Common Stock of the Company through open market or privately negotiated transactions depending on existing market conditions and other considerations which the Reporting Persons may deem relevant.

          Except as set forth above, neither of the Reporting Persons nor any executive officer or director of Nationwide has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          David A. Belford owns warrants to purchase 2,000,000 shares of Common Stock of the Company, which in the aggregate constitute approximately 31.3% of the outstanding shares of Common Stock of the Company. Such warrants were acquired on July 31, 1998 and expire July 31, 2003.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Each of Messrs. Theodore Shapiro, Allan Socher, Frank Terzo and Marc Zucker, directors and stockholders of the Company, have entered into stockholder agreements (the "Stockholder Agreements") with Nationwide pursuant to which each of them has agreed to vote all shares of Common Stock owned by him in favor of the Merger Agreement and has granted to Nationwide an irrevocable proxy with respect to voting in favor of the Merger Agreement. Messrs. Shapiro, Socher and Zucker have also agreed not to sell any shares of Common Stock of the Company during the term of the Stockholder Agreements. Messrs. Shapiro, Socher, Terzo, and Zucker beneficially own an aggregate of 2,526,267 shares of Common Stock of the Company, which include currently exercisable warrants to purchase an aggregate of 1,055,000 shares of Common Stock.

          Pursuant to the Loan Agreement, the Company agreed that all expenditures by it in excess of $5,000 shall require the prior approval of David Belford. If various events specified in the Loan Agreement occur, then 500,000 of the warrants will be converted into 500,000 shares of Common Stock, the exercise price of 500,000 of the warrants will be reduced to $.50 per share and the remaining warrants will remain unchanged.

          See also response to Item 4.

          The summary descriptions of the Merger Agreement, Loan Agreement, Stockholders Agreement and other exhibits hereto are qualified in their entirety by reference to such agreements, which agreements are incorporated herein by reference.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.*

                  1. Conditional Agreement and Plan of Merger dated as of July 31, 1998 among the Company, Nationwide and Room
                       Plus Sub, Inc.
                  2. Loan Agreement dated as of July 31, 1998 between the Company and David Belford.
                  3. Stockholder Agreement dated as of July 31, 1998 among the Company, Nationwide and Marc Zucker. Substantially similar agreements were entered into with Theodore Shapiro, Allan Sosher and Frank Terzo.
                  4. Security Agreement dated as of July 31, 1998 between the Company and David Belford.
                  5. Stock subscription warrant dated July 31, 1998 to purchase 2 million shares of Common Stock issued to David Belford.
                  6. Secured Promissory Note dated July 31, 1998 in the principal amount of $1,500,000 payable to David Belford.

----------------
* All exhibits are incorporated herein by reference to a current report on Form 8-K which will be filed by the Company.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     /S/DAVID A. BELFORD
                                     ------------------------
                                        David A. Belford


                                     Nationwide Warehouse & Storage,
                                     Inc.


                                     /S/DAVID A. BELFORD
                                     ------------------------------
                                        David A. Belford, President

Dated:  August 7, 1998